

By Electronic Mail

December 16, 2019

Filer Support Office
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Two Roads Shares Trust
        Issuer CIK: 0001552947
        Issuer File Number: 333-182417/811-22718
        Form Type: 8-A12B
        Filing Date: December 16, 2019

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following security for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Anfield U.S. Equity Sector Rotation ETF (AESR)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst